EXHIBIT 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1 Name and Address of Company

Medicure Inc. ("Medicure" or the "Company")

2 – 1250 Waverley Street

Winnipeg, Manitoba R3T 6C6

Item 2 Date of Material Change

August 14, 2024

Item 3 News Release

A news release with respect to the material change described herein was disseminated via AccessWire and filed on SEDAR+ on August 14, 2024.

Item 4 Summary of Material Change

Pursuant to an asset purchase agreement between Medicure International, Inc. ("Medicure International"), a wholly owned subsidiary of the Company, and CanAm Bioreserach Inc. ("CanAm") dated June 24, 2024 (the "Agreement"), the Company completed a transaction (the "Transaction") whereby it acquired certain intellectual property assets of CanAm related to the discovery of new chemical entities that can be developed for therapeutic use.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Summary of Transaction

Pursuant to the Agreement, Medicure International acquired all of the assets of CanAm as they relate to the business of developing pyridoxal 5'-phosphate analogues ("P5P Analogues"), the processes for their preparation, compositions containing P5P Analogues, and methods of medical treatment containing P5P Analogues (the "Assets"). In consideration for the Assets, Medicure paid to CanAm a $100,000 cash payment, and has agreed to pay to CanAm the following milestone payments: (i) $500,000, earned upon Medicure filing its first investigational new drug application ("IND Application") related to P5P Analogues; (ii) $250,000, earned upon Medicure filing its first New Drug Application ("NDA") related to P5P Analogues; and (iii) $500,000, earned upon Medicure obtaining an NDA approval for P5P Analogues.

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In addition, Medicure shall pay to CanAm 10% of net proceeds received with respect to transactions relating to the Assets, including: (i) the sale or transfer of all or substantially all of the Assets to a third party purchaser who is not an affiliate of Medicure; (ii) any license to develop, commercialize, use, offer for sale, sell, import, export or exploit P5P up to a maximum value payable to CanAm of $20,000,000; and (iii) the sale of an United State Food and Drug Administration priority review voucher obtained in connection with the development of P5P.

In the event Medicure retains a contract research organization ("CRO") to provide services related to development of P5P, CanAm, a CRO, would be entitled to tender a bid for such services, in addition to having an opportunity to match quotes for CRO services provided by third-party organizations.

In the event that Medicure does not file an IND Application within 7 years from the closing date of the Transaction, CanAm shall have the option at any time after such date to repurchase the Assets from Medicure, at a price equal to the aggregate of all expenses incurred by CanAm in connection with the development of P5P, but, in any event, not exceeding the sum of $6,500,000. If the option to repurchase the Assets is exercised, such repurchase would be subject to prior TSXV approval.

Related Party Transaction

As Medicure's CEO and Chairman of the board of directors, Dr. Albert D. Friesen, is the President and shareholder of the parent company of CanAm, the Transaction constituted a "related party transaction" in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Transaction is exempt from the formal valuation and the minority shareholder approval requirements of MI 61-101, as no securities of Medicure are listed or quoted on any of the specified markets listed in section 5.5(b) of MI 61-101 and, at the time the Transaction was agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Transaction, insofar as it involves interested parties, exceeded 25% of Medicure's market capitalization. Medicure did not file a material change report 21 days prior to the expected closing of the acquisition as the Transaction was subject to certain conditions that were only recently satisfied and the timeline for satisfaction of such conditions could not be previously determined.

No finder's fee was payable in connection with the Transaction.

Due to Dr. Friesen's involvement with CanAm, a special committee (the "Special Committee") of independent directors was established to consider the Transaction without conflict of interest and to negotiate the terms of the Agreement. The Special Committee unanimously determined that the Transaction is in the best interests of Medicure and recommended that the board of directors of Medicure approve the Agreement. The board of directors of the Company unanimously approved Transaction, with Dr. Friesen abstaining.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

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Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

Item 9 Date of Report

August 26, 2024

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